UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Thomas W.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   6/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security       2)Trans-     3.Trans-       4.Securities Acquired(A)  5)Amount of    6)Ownership  7)Nature of
                          action       action         or Disposed of (D)        Securities     Form:        Indirect
                          Date         Code                                     Beneficially   Direct       Beneficial
                                       -------------  ------------------------  Owned at End   (D) or       Ownership
                          (Month/                              A or             of Month       Indirect
                          Day/Year)    Code  V      Amount     D       Price                      (I)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value                                                           652,544      D
$0.01 per share
Common Stock, par value   06/20/02     G     V      800        D                  144,132      I            Booth Charitable
$0.01 per share                                                                                             Remainder Trust
Common Stock, par value                                                            35,949      I            Daughter Carolyn
$0.01 per share
Common Stock, par value                                                            36,960                   Daughter Kathleen
$0.01 per share
Common Stock, par value                                                            40,062      I            Thomas Booth Trust
$0.01 per share
Common Stock, par value                                                         2,007,956      I            Trust FBO R. Booth
$0.01 per share                                                                                             (1)
Common Stock, par value                                                            68,772      I            by Spouse
$0.01 per share


                                                                  1

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative        2)Conversion    3)Trans-   4)Trans-      5)Number of Derivative            6)Date Exercisable and
Security                     or Exercise     action     action        Securities Acquired (A)           Expiration Date
                             Price of        Date       Code          or Disposed of (D)
                             Derivative                 ----------------------------------------------------------------------------
                             Security                   Code  V       A                D        Date Exercisable     Expiration Date
------------------------------------------------------------------------------------------------------------------------------------




Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative        3)Trans-  7)Title and Amount                  8)Price     9)Number of    10)Ownership   11)Nature of
Security                     action    of Underlying                       of Deri-    Derivative     Form of        Indirect
                             Date      Securities                          vative      Securities     Derivative     Beneficial
                                       ---------------------------------   Security    Beneficially   Security       Ownership
                             Month                             Amount or               Owned at End   Direct (D)
                             /Day/                             Number of               of Month       or Indirect
                             Year      Title                   Shares                  (I)
------------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1)  The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
-    Attorney-in-fact pursuant to the power of attorney dated 7/9/99.


SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Thomas W. Booth
DATE 7/8/02